Exhibit 99.1

Company Contact:

Dr. Paul D.R. MacLeman

Chief Executive Officer

paul.macleman@gtg.com.au

Phone: +61 3 8412 7000

www.gtg.com.au

ImmunAid Project Update: Encouraging pilot results presented at ASCO

MELBOURNE, Australia - Tuesday, June 9, 2009 - Genetic Technologies Limited (NASDAQ GM: GENE; ASX: GTG) provides the following update regarding the activities of ImmunAid Pty. Ltd., a private Australian cancer company in which Genetic Technologies Limited holds a 69.2% direct equity interest.

The ImmunAid approach to cancer therapy is based on the hypothesis that the immune system exhibits dynamic characteristics.  At the recent American Society of Clinical Oncology (“ASCO”) conference held recently in Orlando, Florida, investigators at the Mayo Clinic Rochester reported on a pilot trial conducted by them entitled “Possible therapeutic reversal of immune suppression in patients with metastatic melanoma by timed delivery of temozolomide chemotherapy”.  This pilot study was designed using ImmunAid’s concept for timed intervention with chemotherapy.

Over a two week period, twelve patients were measured daily for C-Reactive Protein (“CRP”) levels.  It was found that CRP levels oscillated with an average periodicity of 7.8 days.  Dosing of temozolomide at 200mg/m2 for 5 days for every 28 days was initiated.  Two patients who were treated before the peak in CRP levels remained progression-free for greater than two years, while all other patients (excluding one who dropped out early) were treated post-CRP peak levels and had disease progression.

“These early results suggest that the ImmunAid approach to unlocking control of the effector part of the immune system from control by the “regulatory” branch, leading to a successful attack on tumour cells by co-opted immune system attack cells, may be a useful approach in treating cancer” said Dr. Paul MacLeman, Chief Executive Officer of Genetic Technologies Limited.

This approach is undergoing further assessment as an Investigated Initiated Study in a trial being undertaken at the Royal Women’s Hospital in Melbourne, Australia.  The trial, covering patients suffering ovarian cancer, is being conducted by Professor Michael Quinn and is an open label study using 100mg of cyclophosphamide administered orally for 3 days each week of a 2 week cycle for at least 3 cycles.  At low doses, cyclophosphamide has previously been shown to be an immune-potentiator, impacting quite directly on T regulator cells.  Although other researchers have discerned that metronomic (periodic timing) administration of low dose cyclophosphamide represents a therapeutic improvement, they do not appear to have linked such an approach with the use of immune markers such as CRP to define the timing of optimal administration.

Genetic Technologies continues to evaluate the early-stage technology being developed by ImmunAid and to further invest in intellectual property to protect this interesting and promising project.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (DeoxyriboNucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all multicellular species.  Its three-pronged business strategy includes: 1) the global commercialization of its patents through an active licensing program; 2) the expansion of its dominant commercial genetic testing business in Australia; and, 3) the commercialization of its various research and development projects aimed at generating further intellectual property of global commercial significance.

This announcement may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Genetic Technologies Limited and certain of the plans and objectives of its management.  These statements are statements that are not historical facts.  Words such as “should”, “expects”, “anticipates”, “estimates”, “believes” or similar expressions, as they relate to Genetic Technologies Limited, are intended to identify forward-looking statements.  By their nature, forward-looking statements involve risk and uncertainty because they reflect Genetic Technologies’ current expectations and assumptions as to future events and circumstances that may not prove accurate.  There is no guarantee that the expected events, trends or results will actually occur.  Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations.

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Genetic Technologies Limited • Website: www.gtg.com.au • Email: info@gtg.com.au ABN 17 009 212 328

Registered Office and Main Laboratory • 60-66 Hanover Street Fitzroy VIC 3065 Australia

Phone 61 3 8412 7000 • Fax 61 3 8412 7040 • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia